Radius Explorations Ltd
News Release 2003-02
February 17, 2003

EXPLORATION ADVANCES ON SEVERAL FRONTS

Several concurrent exploration programs are occurring on Radius Explorations' Projects in Central America. Radius continues to aggressively explore for gold on 100% owned ground in Guatemala, and has now aggressively expanded operations into Nicaragua.

In addition, drilling campaigns are commencing in Guatemala by joint venture partners Gold Fields of South Africa on the Tambor
Joint Venture (south-central Guatemala), and Pillar Resources
Inc. on the Marimba Joint Venture (eastern Guatemala).

Tambor (Gold Fields Joint Venture)

Gold Fields of South Africa continues to explore the 1600 square kilometre Tambor Joint Venture properties. A Phase III drilling program on the La Laguna North Zone will shortly commence. This next round of drilling will test down dip and strike extensions of the gold mineralization intercepted in hole BVRC-02-0015 which returned 18.3 metres of 12.2 g/t Au. (Radius news release 2003-
01). The Phase III program will consist of approximately 2,000 metres of reverse circulation drilling, with holes located in two or three drill fences.

Another area of focus in this program will be the Guapinol Zone. Trenching continues to return high grade gold over significant widths, and more than 1.7 kilometre strike length of the system has now been tested by trenching. Vein material with abundant visible gold continues to be reported, most recently from the Quebrada Poza del Coyote and Quebrada Aqua Zarca areas to the east of the Guapinol South zone. A seventeen hole, 1525 metre, reverse circulation drill program will be implemented by Gold Fields to test the Guapinol South high-grade shoot. Permitting and road construction is underway and a second drill will be mobilized upon completion of the access.

Holly (100% Radius)

Following the release of the first set of drill results on the Holly Project (Radius news release 2002-15), several companies have requested to review the exploration data and discuss joint venture possibilities. Proposals for joint venture of the prospect have been received. Radius management will decide before month-end how to proceed with the advancement of the Holly Project to best maximize shareholder value.

Marimba (Pillar Resources Joint Venture)

Drilling on the Cerro T and Lantiquin Zones will begin shortly.
For further details see the recent Pillar Resources Inc. news release dated February 13, 2003.

Nicaragua (100% Radius)

Radius has applied for approximately 50,000 hectares (5000 square kilometres) of exploration licences in Nicaragua. Field crews have been mobilized and initial geological mapping has identified several large mineralized systems.

The geology is similar to Honduras and Guatemala and the Radius exploration team will use their experience of the region to advance quickly with target recognition, evaluation and definition. First pass stream sediment sampling has already produced several highly anomalous target areas including samples with greater than 5000 ppb (five grams per tonne) gold.

For further information on the Company and its projects, please call toll free at 1-888-627-9378 or visit our web site at www.radiusgold.com.



ON BEHALF OF THE BOARD

     "signed"
Simon T. Ridgway, President

Symbol:  TSXV-RDU
Shares Issued:  24.7 million




     The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release.